Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 10, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on June 28, 2024, as the fifth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fifth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees ($)	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
02/09/2024	4,600	445.6153	2,049,830.38	—	—	—	—	4,600	445.6153	2,049,830.38
03/09/2024	4,500	447.8750	2,015,437.50	2,049	487.8168	999,536.62	905,787.61	6,549	446.0567	2,921,225.11
04/09/2024	4,700	438.4323	2,060,631.81	3,084	486.3047	1,499,763.69	1,357,252.21	7,784	439.0910	3,417,884.02
05/09/2024	5,000	431.8014	2,159,007.00	4,194	476.8310	1,999,829.21	1,802,135.00	9,194	430.8399	3,961,142.00
06/09/2024	5,000	430.2781	2,151,390.50	2,971	471.1957	1,399,922.42	1,260,850.60	7,971	428.0819	3,412,241.10
09/09/2024	5,100	428.4734	2,185,214.34	—	—	—	—	5,100	428.4734	2,185,214.34
Total	28,900	436.7305	12,621,511.53	12,298	479.6757	5,899,051.96	5,326,025.43	41,198	435.641	17,947,536.96

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fifth Tranche till September 9, 2024, the total invested consideration has been:
•Euro 86,272,640.26 for No. 215,050 common shares purchased on the EXM
•USD 8,998,310.03 (Euro 8,124,725.44 *) for No. 18,841 common shares purchased on the NYSE.

As of September 9, 2024, the Company held in treasury No. 14,399,557 common shares equal to 5.60% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until September 9, 2024, the Company has purchased a total of 3,575,453 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,017,141,438.41.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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